Exhibit 12.1

Vidéotron Ltée
Computation of ratio of earnings to fixed charges
(dollars in million, except for ratio of earnings to fixed charges)

	Year ended August 31,		Four Months Ended December 31,	Year Ended December 31,			Nine Months Ended September 30,
	1998	1999	1999	2000	2001	2002	2003
CANADIAN GAAP
Fixed charges
Interest expense, before interest income	$65.3	$55.8	$22.3	$65.8	$87.3	$81.0	$52.9
Amortization of capitalized expenses related to indebtedness	2.8	4.5	(1.0)	1.8	2.5	4.6	3.8
Interest capitalized to the cost of fixed assets	2.0	2.5	0.6	2.9	0.7	0.0	0.0

	$70.1	$62.8	$21.9	$70.5	$90.5	$85.6	$56.7

Earnings
Income from continuing operation before income taxes and non controlling interest	190.2	62.3	39.7	(52.0)	(62.1)	25.4	91.5
Fixed charges	70.1	62.8	21.9	70.5	90.5	85.6	56.7
Interest capitalized to the cost of fixed assests	(2.0)	(2.5)	(0.6)	(2.9)	(0.7)	0.0	0.0
Amortization of capitalized interest	0.1	0.3	0.1	0.6	0.7	0.7	0.7

	$258.4	$122.9	$61.1	$16.2	$28.4	$111.7	$148.9

Ratio of earnings to fixed charges	3.7	2.0	2.8	0.2	0.3	1.3	2.6

US GAAP
Fixed charges
Interest expense, before interest income					$117.0	$77.5	$43.1
Amortization of capitalized expenses related to indebtedness					2.5	4.6	3.8
Interest capitalized to the cost of fixed assets					0.7	0.0	0.0

					$120.2	$82.1	$46.9

Earnings
Income from continuing operation before income taxes and non controlling interest					$(136.8)	$(1,984.5)	$80.3
Fixed charges					120.2	82.1	46.9
Interest capitalized to the cost of fixed assets					(0.7)	0.0	0.0
Amortization of capitalized interest					0.7	0.7	0.7

					$(16.7)	$(1,901.7)	$127.8

Ratio of earnings to fixed charges					—	—	2.7

For the year ended December 31, 2001 and 2002, Pro forma earnings as calculated under US GAAP, were inadequate to cover our fixed charges and the coverage deficiency $136.9 million and $1,983.8 million, respectively.